VIA OVERNIGHT COURIER AND EDGAR

May 10, 2006

Re:	Lehman Brothers Holdings Inc.
Lehman Brothers Holdings E-Capital Trust I
Lehman Brothers Holdings E-Capital LLC I
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-4
File Nos. 333-129195, 333-129195-02, 333-129195-01

Nancy Maloney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Maloney:

On behalf of Lehman Brothers Holdings Inc., Lehman Brothers Holdings E-Capital Trust I and Lehman Brothers Holdings E-Capital LLC I, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on October 21, 2005.

In response to the Staff’s comments received in a comment letter from Donald A. Walker, Jr. dated November 18, 2005 and a letter from Rachel Mincin dated March 20, 2006, the Registration Statement has been revised to provide for Lehman Brothers Holdings E-Capital Trust I and Lehman Brothers Holdings E-Capital LLC I the information described in Rule 3-10(a)(1) of Regulation S-X.

Securities and Exchange Commission	-2-	May 10, 2006

Please do not hesitate to call Andrew Keller at 212-455-3577 or Simone Bono at 212-455-3644 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Lehman Brothers Holdings Inc.
Barrett S. DiPaolo